VF 3-6-03

03011156

AH 3-3-2003

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2003
WASH. D.C.
181

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-28386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JN Whipple Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **(Do not use P.O. Box No.)**

20 N Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Lollino — 312-853-1581
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

CHECK ONE:
- ☑ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

VG 3-7-03

OATH OR AFFIRMATION

I, Michael S. Lollino, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of JN Whipple Inc., as of Tuesday, December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

12th day of February 2003

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Michael S. Lollino

Treasurer

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

J N Whipple Inc.
Table of Contents
December 31, 2002

J N Whipple Inc.

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
J N Whipple Inc.

We have audited the accompanying statement of financial condition of J N Whipple Inc. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J N Whipple Inc. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 24, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

J N Whipple Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	61,845
Certificate of deposit		70,747
Receivable from clearing broker		281,135
Securities owned		500,800
Deposit with clearing broker		25,000
Equipment and leasehold improvements, net		11,416
Total assets	$	950,943

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	14,744
Deferred income taxes		136,000
Total liabilities		150,744
Stockholders' equity		
Common stock		170,419
Retained earnings		629,780
Total stockholders' equity		800,199
Total liabilities and stockholders' equity	$	950,943

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—J N Whipple Inc. (the "Company") is a registered securities broker-dealer. The Company provides brokerage and consulting services to retail customers and related parties primarily in the Chicago area. Customer transactions are cleared on a fully disclosed basis through another broker.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Securities transactions and the related commission revenue and expenses are recorded on the trade date.

Securities Owned—Securities owned are equity securities that are carried at market value.

Equipment—Equipment is stated at cost and depreciated using accelerated methods over the estimated useful lives of the equipment.

Deferred Income Taxes—The Company provides for deferred income taxes resulting from temporary differences in reporting certain income and expense items for income tax and financial accounting purposes, primarily unrealized gains and losses on securities.

Note 2 Equipment and Leasehold Improvements

Equipment and leasehold improvements is net of accumulated depreciation and amortization of $84,270 at December 31, 2002.

Note 3 Commitments

The Company has a lease for office space expiring in May 2007, and under an informal agreement with an affiliate under common ownership (see Note 4), the Company subleases a portion of its space. The lease and informal sublease require minimum rentals, excluding escalations and increases in operating expenses and taxes, as follows:

	Company	Related Party	Total Minimum Rental
2003	$ 24,000	$ 91,330	$ 115,330
2004	24,000	93,610	117,610
2005	24,000	95,890	119,890
2006	24,000	98,170	122,170
2007	10,000	41,300	51,300
	$ 106,000	$ 420,300	$ 526,300

Note 3 Commitments, *Continued*

The Company has pledged an irrevocable, standby letter of credit to the lessor. The letter of credit is collateralized with a certificate of deposit in the amount of $70,000, that bears interest at 0.8 percent, and matures on June 1, 2003.

Note 4 Related Party

The Company provides consulting services to an affiliate under common ownership.

Note 5 Stockholders' Agreement

The stockholders and the Company have entered into a stock redemption agreement that provides, among other things, that the Company purchase at book value, as defined, any stock offered for sale by a stockholder within 60 days of the offer. Any such purchase by the Company may be restricted by the net capital requirements.

Note 6 Off-Balance-Sheet Credit and Market Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from, and the monies and securities held by the clearing broker, represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions and proprietary trading positions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Securities owned are an investment in one issue traded on NASDAQ, and accordingly, represent a concentration of market risk. The Company monitors the market performance of this issue throughout each trading day.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $629,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends and the redemption of stock.